May 2, 2006

Ms. Paula Smith
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

      RE:   Anza Capital Incorporated
            Item 4.01 Form 8K
            Filed April 10, 2006
            File No. 000-24512

Dear Ms. Smith:

We represent Anza Capital Incorporated ("Anza Capital"). We are in receipt of your letter dated April 27, 2006 regarding the above referenced filing and the following are our responses:

1. Please amend your Form 8-K/A to include a paragraph specifically identifying the time period for which Singer, Lewak, Greenbaum & Goldstein LLP's was your independent accountants and that they opined on one year of financial statements, the year ended April 30, 2005. We note that Singer, Lewak, Greenbaum & Goldstein, LLP was engaged by you in August 2004 and therefore only the most recent fiscal year-end and any subsequent interim periods preceding the dismissal will be applicable under Item 304(a)(1) of Regulation S-B

      Answer: In Amendment No. 3 to Form 8-K, we have included a separate specific paragraph identifying the time period for which Singer, Lewak, Greenbaum & Goldstein LLP's was Anza Capital's independent accountants and that they opined on one year of financial statements, the year ended April 30, 2005.

2. Please amend your Form 8-K/A to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. We note that in paragraphs (1)(i) and (ii) you have stated both the board approved your independent accountants dismissal and that your independent accountants ceased the relationship.

      Answer: In Amendment No. 3 to Form 8-K, we have clearly indicated that Singer, Lewak, Greenbaum & Golstein, LLP was dismissed by Anza Capital.
      Item 4.01(1)(ii) has been changed to reflect this. Item 4.01(1)(i) previously stated this and remains the same.

3. Please amend your Form 8-K/A to consistently apply the relevant time period in all paragraphs. We note in paragraph (1)(v) the review period ending October 31, 2005 is used instead of the most recent fiscal year-end and any subsequent interim periods.

      Answer: We have revised Amendment No. 3 to Form 8-K to consistently state that we are referring to the fiscal year ended April 30, 2005.


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4.    Please amend your Form 8-K/A to clarify whether or not there have been reportable events during the most recent fiscal year end. We note in paragraph (1)(vi) and in your April 30, 2005 Form 10-KSB that there were reportable weaknesses identified.

      Answer: We have revised Amendment No. 3

5. Please amend your Form 8-K/A to include the required letter from your former auditor addressing your revised disclosure as an exhibit 16 to your Form 8-K/A. refer to Item 304(a)(3) and Item 601(a).

      Answer: Amendment No. 2 to Form 8-K filed on April 24, 2006 included
      Exhibit 16, the required letter from Singer, Lewak, Greenbaum & Goldstein LLP.

Very truly yours,

ANSLOW & JACLIN, LLP


By: /s/ Richard I. Anslow
    -------------------------------
    RICHARD I. ANSLOW

RIA/


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